Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000



                                 August 18, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:  Gregory S. Belliston

                  RE:   HEMOSOL CORP.
                        ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004, FILE NO. 0-50778
                        ---------------------------------------------

Ladies and Gentlemen:

         On behalf of our clients, Hemosol Corp. (the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission the Company's response to the Staff's letter dated August 4, 2005 pertaining to the Annual Report on Form 20-F for the Year Ended December 31, 2004 (the "Form 20-F") (File No. 0-50778).

         Set forth below in bold are each of the comments in the Staff's letter. Immediately following each of the Staff's comments is the Company's response to that comment, including where applicable, a cross-reference to the location of changes made in response to the Staff's comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.


          STRATEGIC ALLIANCE WITH PROMETIC, PAGE 16

1. BASED ON THE EMPHASIS YOU PLACE ON THE CASCADE TECHNOLOGY THROUGHOUT THE FILING, IT APPEARS YOU SHOULD FILE AS EXHIBITS THE LICENSE AGREEMENT AND THE STRATEGIC ALLIANCE AGREEMENT WITH PROMETIC. SEE INSTRUCTION 4(B)(II) TO EXHIBITS IN FORM 20-F. PLEASE INCLUDE THESE EXHIBITS IN AN AMENDED FORM 20-F.

          The Company intends to comply with the Staff's comment by including the license and strategic alliance agreements as Exhibits to the Form 20-F. See Exhibits 4.29 and 4.30.

          CLINICAL OVERVIEW - HEMOLINK, PAGE 22

2. (I) PLEASE IDENTIFY AND DESCRIBE THE ADVERSE EVENTS THAT CAUSED YOU TO HALT CLINICAL TRIALS IN MARCH 2003.

           The Company has complied with the Staff's comment. The adverse events that caused the Company to halt clinical trials in March 2003 were based on an observation by the Data and Safety Monitoring Board of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups and is described in the Form 20-F as "observed adverse cardiovascular related events." See page 22. The Company also disclosed in its Annual Report on Form 20-F for the Year Ended December 31, 2002, that:

                            In June 2003, we completed our internal review of
                     data generated from the cardiac trial (HLK 213/304) for the use of HEMOLINK in patients undergoing cardiac bypass grafting surgery. The review confirmed the observation made by the Data and Safety Monitoring Board of an imbalance of the incidence of certain adverse events between the HEMOLINK and control groups with a higher number occurring in the HEMOLINK group. It is unclear what role HEMOLINK played in causing the imbalance. As expected, limiting enrolment decreased the planned statistical power of the study with respect to efficacy, and the study was unable to meet its primary objective to demonstrate efficacy in the total patient population.

                            We elected to terminate the HLK 213/304 trial early
                     in order to conduct a full safety analysis and initiate a comprehensive process aimed at completely understanding the data in the context of the observations made by the Data and Safety Monitoring Board. Among the elements of this process was the creation of an Independent Safety Review Committee (the "ISRC") to review the safety data from the HLK 213/304 trial in order to assist us in identifying the cause of the imbalances found by the Data and Safety Monitoring Board. The ISRC was comprised of experts in their respective fields of transfusion medicine, cardiology, anaesthesiology, cardiac surgery and biostatics. Concurrently with the ISRC review, our Scientific Advisory Board, in conjunction with our internal personnel, undertook its own evaluation of the safety data.

           The Company has revised the 2004 Form 20-F to include this disclosure. See page 24.


           (II) ALSO, IN THE "CLINICAL HIGHLIGHTS" DISCUSSION ON PAGE 23, IDENTIFY AND DISCUSS THE PRINCIPAL ISSUES NOTED BY HEALTH CANADA ON APRIL 25, 2001, BY THE U.K. MEDICINES CONTROL AGENCY AFTER YOUR FEBRUARY 2001 SUBMISSION, AND BY THE FDA ON AUGUST 13, 2001.

           The Company has complied with the Staff's comment. The Staff's comment in question 2(ii) are based on the disclosure of the Company's experience guiding HEMOLINK through the regulatory process. The process for submission of any new compound to a drug regulatory authority for marketing approval is described in the Form 20-F in the section titled "Path to Commercialization" at pages 21 and the cross-references contained therein. At each stage of the regulatory


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
           review process, the regulator (regardless of jurisdiction) has the right to request additional data (i.e. additional demonstration of a product's efficacy and safety profile) prior to approving progression of that product into the next phase of the approval process. In some cases that data requested can be ascertained from the existing submission, in others, additional clinical trial activity is required to satisfy the regulator. It is within this process that "issues" were raised by each of the regulators identified by the Staff in its comment.

           As part of the regulatory framework, Health Canada reserves the right to seek clarification on any point made in a new drug submission. Following the review of the Company's new drug submission for HEMOLINK, Health Canada exercised this right to seek additional clarification on the data and conclusions submitted by the Company. The Company responded within the time allotted by referencing available data derived from the completed clinical trials. Health Canada accepted the Company's responses and proceeded to evaluate the Company's application to market HEMOLINK in Canada. As noted in the Form 20-F on page 24, on March 20, 2002, Health Canada advised the Company that the new drug submission for HEMOLINK had not been approved for marketing in Canada on the basis that it would require additional data in a re-filed new drug submission. The Company elected to move forward with its U.S. trials (described in the Form 20-F) and sought to use the additional data generated from those trials to support its applications in both Canada and the U.S.

           As noted on page 23 of the Form 20-F, "Following an initial review of [the submission to market HEMOLINK in the U.K.], the U.K. regulatory authorities requested additional information primarily related to supplementing the clinical experience sections with additional studies. This submission remains open and further regulatory agency reviews are awaiting the filing of supplemental clinical trial data." Thus, the U.K. regulatory agency requested that additional clinical trials be conducted to provide additional data to support the application for marketing. As in Canada, the Company intended to use the data provided by the additional U.S. trials of HEMOLINK to support this application, however when the U.S. trials were halted, it stalled all regulatory activity.

           As also noted on page 24 of the Form 20-F, "[the Company] received notification from the FDA of changes that it wanted made to [the Company's] Phase III clinical trial protocol for HEMOLINK to strengthen the efficacy analysis for inclusion in a Biologic License Application. As a result of these discussions with the FDA, [the Company] suspended this trial in order to develop and undertake a more comprehensive Phase II trial that would, in turn, more effectively ground the resumption of a Phase III clinical trial protocol for HEMOLINK."

          Thus, as noted above, upon review of the Company's application for HEMOLINK, the FDA requested changes to the scope of the previously approved Phase III trial in order to generate additional data. In response, the Company proposed (and the FDA accepted) a two tiered approach: rather than revising the protocol for the existing Phase III trial, the Company would undertake a more comprehensive Phase II trial


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
          and based, on a positive review of the data it generated, the Company would then undertake a final Phase III study, that, if successful would support the Company's application for marketing approval. As noted above, in the course of this Phase II study, certain adverse cardiac events were noted and the entire HEMOLINK clinical trial program was halted.

3.        PLEASE EXPLAIN WHAT YOU WILL NEED TO DO TO RE-INITIATE CLINICAL
          TRIALS ON HEMOLINK IN THE U.S., CANADA, AND THE U.K. FOR EXAMPLE, WILL YOU NEED TO RE-SUBMIT ANY APPLICATIONS, OR WILL YOU SIMPLY BE ABLE TO RESUME TRIALS AT WILL?

           As already disclosed on page 24 of the Form 20-F, in order to re-initiate clinical trials on Hemolink, the FDA has indicated that the Company will be first required to conduct additional pre-clinical activity with a modified formulation of Hemolink and then, based on that pre-clinical activity, a new investigational new drug application ("IND") would need to be approved prior to re-starting active human clinical trials. However, as disclosed previously, the Company does not intend to resume clinical trials of HEMOLINK. The Company has instead elected to participate in the market for oxygen therapeutic products by shifting resources to the development of its second-generation product, HRC-101. HEMOLINK was a first-generation product. Instead of working to re-initiate a development and clinical path for a modified form of HEMOLINK, the Company made the decision to direct its limited resources to (i) seizing the considerable commercial opportunities presented by the Cascade; and (ii) developing HRC-101. As a result of this decision, the Company officially closed-out all open IND files in all jurisdictions (the U.S., the U.K. and Canada) involving Hemolink.

          THE CASCADE PROCESS, PAGE 24

4. IN THIS SECTION, YOU STATE THE CASCADE TECHNOLOGY EXTRACTS CERTAIN PROTEINS FROM PLASMA. WE PRESUME THIS MEANS THE PLASMA HAS LESS OF THE PROTEINS AFTER UNDERGOING THE CASCADE TECHNOLOGY. HOWEVER, BASED ON THE DESCRIPTIONS OF THE THREE TARGET PRODUCTS ON PAGES 26-27, IT APPEARS THE CASCADE TECHNOLOGY WILL BENEFIT PEOPLE WITH DEFICIENCIES OF THOSE THREE PRODUCTS. PLEASE CLARIFY HOW REDUCING THE PROTEINS IN THE PLASMA WILL CURE A DEFICIENCY. FOR EXAMPLE IS THE PLASMA THAT GOES THROUGH THE CASCADE FROM PEOPLE OTHER THAN THE PATIENT, AS OPPOSED TO A PATIENT'S OWN PLASMA?

          The Company has complied with the Staff's comment. Just to clarify for the Staff's benefit, the Company will not be processing plasma drawn from patients, rather it will be purchasing bulk plasma, isolating the key proteins using the Cascade and then selling the target proteins extracted from the bulk plasma for administration to patients with the applicable deficiencies.

          The plasma that serves as the raw material for the Cascade process is separated from whole blood that is collected from blood donors by blood collection organizations. This plasma is sold commercially in large quantities and can be purchased from numerous suppliers as a commodity product. The Company will purchase bulk plasma in this manner and then use the Cascade to isolate the target proteins. After receiving all requisite regulatory approvals, the Company will then


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
          sell these proteins for use by patients that have deficiencies of these proteins or for whom the administration of these proteins may offer therapeutic value.

          SHARE OWNERSHIP, PAGE 56

5. PLEASE DISCLOSE THE PERCENTAGE OF TOTAL OUTSTANDING SHARES OWNED BY EACH PERSON IN THE TABLE. SEE ITEM 6.E OF FORM 20-F.

          The Company has complied with the Staff's comment by adding the percentages requested and amending the table to include the following statement: "individually and in aggregate the officers and directors of the Company beneficially owned directly or indirectly, controlled or directed less than 0.5% of the total outstanding shares." See pages 57 to 58.

          ITEM 15. CONTROLS AND PROCEDURES, PAGE 73

6. WE NOTE THE CEO AND CFO'S EVALUATION TOOK PLACE WITHIN 90 DAYS OF THE DATE OF FILING, AND THE CONCLUSION OF EFFECTIVENESS IS "AS OF THE DATE OF HIS EVALUATION." ITEM 15(A) OF FORM 20-F REQUIRES THAT THE CONCLUSION BE AS OF THE END OF THE PERIOD COVERED BY THE REPORT, NOT AS OF A TIME WITHIN 90 DAYS OF FILING. PLEASE REVISE THIS SECTION ACCORDINGLY.

          The Company has complied with the Staff's comment by revising the section accordingly. See page 74.

          CONSOLIDATED FINANCIAL STATEMENTS
          AUDITOR'S REPORT, PAGE F-2

7. PLEASE TELL US THE NAME OF THE AUDITORS. PLEASE NOTE THAT THE AUDITORS' OPINION SHOULD INCLUDE THE NAME OF THE AUDITING FIRM AS REQUIRED BY RULE 2.02(A) OF REGULATION S-X.

          The Company has complied with the Staff's comment by adding the name of its accounting firm, Ernst and Young LLP to the opinion. See page F-2.

          CONSOLIDATED STATEMENTS OF LOSS, PAGE F-4

8. IT APPEARS THE FUTURE TAX BENEFIT RECORDED IN CONSOLIDATED STATEMENT OF LOSS FOR 2004 IS RELATED TO THE NET GAIN RECORDED ON THE SALE OF YOUR FUTURE TAX ASSETS AS DISCLOSED IN FOOTNOTE 9. PLEASE TELL US WHY YOU HAVE RECORDED A BENEFIT INSTEAD OF A CHARGE RELATED TO THE FUTURE TAX LIABILITY. TO ASSIST US IN UNDERSTANDING THE ARRANGEMENT AND THE RECORDING OF THE FUTURE TAX LIABILITY, PLEASE CONSIDER SHOWING US THE JOURNAL ENTRIES RELATED TO THE SALE OF THE FUTURE TAX ASSETS.

          The Plan of Arrangement (the "Plan") between Hemosol Inc. and MDS Inc. resulted in the sale of certain losses and tax pools to MDS Inc. in return for cash. As a result, the corresponding future tax assets


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
          corresponding to the losses and tax pools were no longer available to offset against any future tax liabilities. As part of the Plan, Hemosol Inc. transferred its business assets to the Blood Products Partnership ("BPLP") of which it became a 7% limited partner. Hemosol Corp., a newly incorporated company, owned the remaining 93%. Since the accounting basis of these assets exceeded their tax basis, a future tax liability arises. This liability is drawn down during the remainder of the year due to the recognition of the future tax asset associated with non-capital operating losses incurred by BPLP since the Plan date. The tax benefit of any losses in excess of the future tax liability has not been recognized. As such, the net future tax liability as at December 31, 2004 is nil.

          The following entries where recorded at the time of the Arrangement on April 30, 2004 and reflects the transaction that transpired at the time of the Arrangement:


                                                      DEBITS          CREDITS

          Cash                                        15,000
          Cash in escrow                               1,000
          Accounts Payable                                              2,102
          Distribution                                 2,900
          Minority Interest in Hemosol LP                               6,237
          Future tax liability                                          3,723
          Net Gain on Transfer of Assets                                6,838


          As at April 30, 2004 the timing difference was calculated as follows:


                           Accounting Basis     Tax Basis       Difference       Deferred Taxes
                           ----------------     ---------       ----------       --------------
 Fixed Assets                    80,515           57,218          -23,297             -7,718

 Patents & Trademarks             3,787           15,000           11,213              3,715

 NCL/ SR&ED                           0                0                0                  0

 Total Difference                                                                     -4,003

 Portion Related to
 Hemosol LP (.93)                                                                     -3,723


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
         We would very much appreciate receiving the Staff's comments, if any, with respect to these responses as promptly as applicable. If it would expedite the review of the materials filed herewith, please do not hesitate to call the undersigned at (212) 310-8387 or Marcus Johnson at (212) 310-8077.




                                            Sincerely yours,

                                            /s/ Jeffrey Nadler
                                            ------------------------------
                                            Jeffrey Nadler



cc: Lee Hartwell, Hemosol Corp.

























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